FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2006

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

TURKCELL BoD DECISIONS DATED MARCH 22, 2006

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange
ISTANBUL

Special Subjects:

On March 22, 2006, the Board of Directors of Turkcell took the following decision;

Parallel to the Board of Directors decision dated October 24, 2005, the option related to the 50% shares of A-Tel Pazarlama ve Servis Hizmetleri A.S. owned by Yapi ve Kredi Bankasi A.S. will be realized as per the terms of the Agreement and required actions and transactions will be conducted accordingly.

As we previously announced, Turkcell intends to evaluate potential investment opportunities in the international GSM arena. In this respect, Turkcell will conduct the required studies for the pre-qualification stage and to submit a pre-qualification application in accordance with the relevant provisions of the Request For Proposals (“RFP”) dated February 19, 2006, for the tender of the third GSM license in Arab Republic of Egypt.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin Internal Audit 23.03.2006, 09:30	Koray Ozturkler Investor Relations 23.03.2006, 09:30

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

FOR IMMEDIATE RELEASE

TURKCELL BOARD OF DIRECTORS RECOMMEND DIVIDEND DISTRIBUTION
FOR THE ANNUAL GENERAL MEETING

Istanbul, Turkey: March 23, 2006 – Turkcell (NYSE: TKC, ISE: TCELL), the leading provider of mobile communications in Turkey, announced today that the Turkcell Board of Directors has decided to recommend payment of a total net cash dividend of TRY509,075,181 (approximately US$379 million*) at the Annual General Meeting on April 28, 2006. This represents a net cash dividend of TRY0.274451 (approximately US$0.2044) per ordinary share with a nominal value of TRY1 and approximately TRY0.6861275 (approximately US$0.5110*) per ADR. The total stock dividend in the form of bonus shares amounts to TRY345,112,659 (approximately US$257 million*), representing 18.605586% stock dividend per share with a nominal value of TRY1.

The Turkcell Board of Directors determined that our Company’s 2005 profit calculated in accordance with CMB accounts (Capital Markets Board of Turkey) is TRY 1,070,839,444 (approximately US$798 million*) whereas the 2005 commercial profit after tax calculated in accordance with the Turkish Commercial Law is TRY545,919,189 (approximately US$407 million*) and that based on the CMB regulations the lower of the two profits, which is the commercial profit after tax amounting to TRY 545,919,189 (approximately US$407 million*) shall be taken as the basis for the dividend distribution calculation.

Accordingly, in line with the CMB rules, we have taken TRY545,919,189 (approximately US$407 million*) as the basis, we have deducted TRY27,295,959 (approximately US$ 20 million*) 5% first legal reserves, added back the donations realized during the financial year in the amount of TRY2,365,681 (approximately US$2 million*) and the remainder of the previous years’ legal reserves in the amount of TRY497,161,452 (approximately US$370 million*), which had been decided to be kept within the Company in the previous years dividend distributions and arriving at a total distributable income of TRY1,018,150,363 (approximately US$758 million*). 50% of the distributable income, which corresponds to a net cash dividend of TRY509,075,181 (US$379 million*) will be distributed to our shareholders, representing a net cash dividend of TRY0.274451 (approximately US$0.2044*) per ordinary share having a nominal value of TRY 1 and approximately TRY0.6861275 (approximately US$0.5110*) per ADR. Turkcell shareholders will not be subject to a withholding tax deduction from the gross dividend in accordance with the current tax regulations.

In addition, we will distribute stock dividend to our shareholders in the form of bonus shares to be issued in the amount of TRY345,112,659 (approximately US$257 million*) out of a total amount of TRY572,911,436 (approximately US$427 million*).

This is calculated by deducting TRY509,075,181 (approximately US$379 million*) which will be distributed as cash dividend from the total distributable income of TRY1,018,150,363 (approximately US$758 million*) and adding TRY63,836,254 (approximately US$48 million*) capital inflation adjustment difference in the statutory records. The difference after deducting the stock dividend of TRY345,112,659 (approximately US$257 million*) from TRY572,911,436, (approximately US$427 million*) amounting to TRY227,798,777 (approximately US$170 million) will be retained as reserves, of which TRY37.848.256 (approximately US$28 million) will be in the form of secondary legal reserves and TRY189.950.521 (approximately US$141 million) will be in the form of extraordinary legal reserves. In this respect, the rate of the bonus share certificate to be issued for each share to be distributed to our shareholders, shall be 18.605586%. The stock dividend of TRY345,112,659 (approximately US$257 million*) is composed of the distributable profit of the year 2005 amounting to TRY 77,276,115 (approximately US$58 million*), the previous years’ profit of YTL 204,000,290 (approximately US$152 million*) and capital inflation adjustment amount of TRY 63,836,254 (approximately US$48 million*).

* Based on Turkish Central Bank’s TRY/US$ exchange rate of TRY1.3426 announced on March 22, 2006.

www.turkcell.com.tr

About Turkcell

Turkcell is the leading GSM operator in Turkey with 27.9 million post-paid and pre-paid customers as of December 31, 2005 operating in a three player market with a market share of approximately 64% as of year end 2005 (Source: Telecommunication Authority). In addition to the high-quality wireless telephone services, Turkcell currently offers General Packet Radio Service (GPRS) countrywide and Enhanced Data Rates for GSM Evolution (EDGE) in dense areas, which provide for both improved data and voice services. Turkcell provides roaming with 500 operators in 188 countries as of March 22, 2006.  Serving a large subscriber base in Turkey with its high-quality wireless telephone network, Turkcell reported US$4,269 million net revenues as of December 31, 2005. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova, Northern Cyprus and Ukraine. Turkcell has been listed on the NYSE (New York Stock Exchange) and the ISE (Istanbul Stock Exchange) since July 2000 and is the only NYSE listed company in Turkey. 51.00% of Turkcell’s share capital is held by Turkcell Holding, 13.29% by Cukurova Group, 13.07% Sonera Holding, 6.04% M.V. Group and 0.01% by others while the remaining 16.59% is free float.

For further information please contact:

Contact:

Turkcell:
Investors:
Koray Ozturkler, Investor Relations
Tel: +90-212-313-1500
Email: koray.ozturkler@turkcell.com.tr

Ferda Atabek, Investor Relations
Tel: + 90-212-313-1275
Email: ferda.atabek@turkcell.com.tr

investor.relations@turkcell.com.tr

Media:
Bahar Erbengi, Corporate Communications
Tel: + 90-212-313-2309
Email: bahar.erbengi@turkcell.com.tr	Citigate Dewe Rogerson: Europe: Sandra Novakov Tel: +44-207282-1089 Email: sandra.novakov@citigatedr.co.uk or United States: Victoria Hofstad Tel: +1-212-687-8080 Email: vhofstad@sardverb.com

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: March 23, 2006	By:	/s/ Muzaffer Akpinar
Name: Muzaffer Akpinar Title: Chief Executive Officer